Exhibit 2

AMENDED INVESTMENT AGREEMENT

This is an amended and restated agreement (this “Amended Agreement”) among each of the persons (each an “Investor,” and together the “Investors”) who signs a signature page to this Amended Agreement (a “Signature Page”) regarding the terms on which each of the Investors agrees that, upon fulfillment of certain conditions, it will purchase Units consisting of Series D Preferred Stock (“Series D Stock”) and common stock (“Common Stock”) of Provectus Biopharmaceuticals, Inc. (“Provectus”), a Delaware corporation.

By executing and delivering a Signature Page, each Investor agrees as follows:

1.	Purchase of Units.

1.1 Subject to the conditions set forth below, the Investor agrees to purchase from Provectus the number of Units set forth on the Investor’s Signature Page for $100,000 per Unit and to contribute to the expenses related to the proposed purchase of Units as provided in Section 5 below.

1.2 The purchase of the Units from Provectus will take place on a date (the “Purchase Date”) determined by the Investor Representative named in Section 6.1, which will be not earlier than April15, 2017. At least two business days before the Purchase Date, the investor will, at the request of the Investor Representative, transfer to a bank account designated by the Investor Representative, in immediately available funds, the sum equal to the purchase price for all the Units that the Investor is purchasing as set forth on the Investor’s Signature Page.

1.3 Each Unit will consist of one share of Series D Stock and 1,100,000 shares of Common Stock.

2.	Terms of Series D Stock

2.1 The terms of the Series D Stock will be substantially as set forth on the Term Sheet that is Exhibit A to this Amended Agreement, with such modifications, if any, as may be approved by Investors who, based on executed Signature Pages, have agreed to purchase a majority of the Units which all the Investors have agreed to purchase (“Majority Investors”).

3.	Conditions to purchase of Units

3.1 Investors will have agreed by signing Signature Pages to purchase a total of at least 60 Units for $100,000 per Unit.

3.2 Provectus will have entered into an agreement with terms that are approved on behalf of the Investors by the Investor Representative in which Provectus has agreed to sell up to 200 Units to the Investors for $100,000 per Unit.

3.3 The Board of Directors of Provectus (the “Provectus Board”) will have adopted a Certificate of Designations relating to the Series D Stock that will contain terms complying with Section 2.1 of this Amended Agreement.

3.4 The Provectus Board will have (a) elected the persons listed on Exhibit B to this Amended Agreement, or other persons approved by the Investor Representative, to become the directors of Provectus effective upon closing of the purchase by Investors of at least 60 Units (the “Unit Purchase Effective Time”), and (b) except as approved by the Investor Representative, the current members of the Provectus Board and the current officers of Provectus all will have resigned from their positions as members of the Provectus Board or as officers of Provectus, with those resignations to be effective at the Unit Purchase Effective Time.

4.	Investor’s representations and warranties.

4.1 The Investor has all authority and all authorizations and approvals that are necessary to enable the Investor to enter into this Amended Agreement and to fulfill all the Investor’s obligations under this Amended Agreement without requiring the consent or approval of any person or any governmental authority that has not already been obtained.

4.2 This Amended Agreement is a valid and binding agreement of the Investor and is enforceable against the Investor in accordance with its terms, subject to the effects of bankruptcy laws and other laws affecting the enforceability of contracts generally.

4.3 The Investor’s entering into this Amended Agreement and fulfilling the Investor’s obligations under this Amended Agreement will not violate, or constitute a breach of, any order of any court or governmental agency to which the Investor is subject or any agreement to which the Investor is a party or by which the Investor is bound.

4.4 The Investor is an “accredited investor” as that term is used in Rule 501(a) of Securities and Exchange Commission Regulation D under the Securities Act of 1933, as amended.

4.5 The Investor has available out of the Investor’s own funds or out of credit arrangements that are currently in place all the funds the Investor will need to fulfill the Investor’s obligations under Section 1.1.

4.6 The Investor will be purchasing the Units for investment, and not with a view to distributing them. Without limiting what is said in the preceding sentence, the Investor is aware that there is no market for Series D Stock and there is not likely to be a market for Series D Stock in the future. The Investor is also aware that Provectus is in the process of seeking Federal Drug Administration approval of prescription drug candidates, but that there is no assurance that FDA approval will be obtained or that if it is obtained Provectus will be able successfully to market the prescription drugs that are approved. Therefore, there is a significant risk that the Investor’s entire investment in Units will be lost.

5.	Contribution to expenses.

5.1 The Investor agrees that it will pay $5,000 per Unit, in non-accountable expenses incurred in connection with the agreement with the Prospectus Board regarding the purchase of Units by the Investors, the negotiation on behalf of the Investors of a Unit Purchase Agreement between Provectus and the Investors, and all other matters relating to the proposed purchase of Units by the Investors, including among other expenses, legal fees and expenses, public relations and other communications fees, and fees and expenses of the Investor Representative, the Investor shall not be liable for any expenses in excess of $5,000. The Investor is immediately transmitting to Lionheart Biotech LLC (a company formed by the Investor Representative in connection with the Investors’ proposed purchase of Units) $2,500 for each Unit the Investor has agreed to purchase. The Investor will remit to Lionheart Biotech LLC from time to time, promptly after requests from the Investor Representative, additional amounts up to a maximum of an additional $2,500 per Unit (increasing the Investor’s total payment of expenses to a maximum of $5,000 per Unit).

6.	Investor Representative

6.1 The Investor appoints Courtlandt Miller (the “Investor Representative”) to act as the Investor’s representative in connection with a proposal to the Prospectus Board regarding the purchase of Units by the Investors, the negotiation on behalf of the Investors of a Unit Purchase Agreement between Provectus and the Investors, and all other matters relating to the proposed purchase of Units by the Investors.

6.2 Any document signed on behalf of the Investors by the Investor Representative will be binding upon the Investor and all the other Investors with the same effect as though it had been signed by the Investor and each of the other Investors individually.

6.3 The Investor appoints the Investor Representative as the agent and attorney in fact for the Investor, with full power of substitution, to execute agreements and other documents relating to a proposal by the Investors to purchase Units from Provectus and otherwise relating to the purchase of Units by the Investors.

6.4 If the Investor Representative requests that the Investor provide to the Investor Representative a separate document containing a power of attorney substantially similar to that contained in Section 6.3, the Investor will promptly execute and deliver to the Investor Representative the separate document requested by the Investor Representative.

6.5 The Investor Representative will inform the Investor and the other Investors of all significant acts taken by the Investor Representative on behalf of the Investors, and will otherwise keep the Investor and the other Investors informed of the status of the Investors’ proposal to purchase Units from Provectus and the response of the Provectus Board to that proposal.

6.6 The Investor Representative will be entitled to compensation for acting in that capacity as described on Exhibit C to this Amended Agreement. The Investor Representative will also be entitled to reimbursement for all expenses he reasonably incurs in fulfilling his responsibilities under this Amended Agreement (which expenses will be part of the expenses described in Section 5.1).

7.	SEC Filings

7.1 The Investor is aware that the Investors’ determination to make a joint proposal to purchase Units may cause the Investors to be part of a group that will constitute a “person” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, with the result that the Investors may have to file with the Securities and Exchange Commission (“SEC”) a Notification on Schedule 13D as members of a group, make filings under the SEC proxy rules or make other filings with the SEC. The Investor either has, or will promptly after signing the Signature Page to this Amended Agreement, provide the Investor Representative with all information regarding the Investor and the Investor’s relationships with Provectus or transactions in Provectus stock that is required to be included in a Notification on Schedule 13D, any filing under the proxy rules, or any other document that is filed on behalf of the Investors with the SEC.

7.2 Any information provided by the Investor for inclusion in a Notification on Schedule 13D or another document to be filed with the SEC will be complete in all material respects and will not contain a misstatement of a material fact or omit to state a material fact that is necessary to make the statements that are made, in light of the circumstances under which they are made, not misleading.

7.3 The Investor appoints Courtlandt Miller as the Investor’s true and lawful attorney-in-fact and agent, with full powers of substitution, to sign for the Investor in the Investor’s name any or all Notifications on Schedule 13D and any or all other documents, and all amendments to Notifications on Schedule 13D or other documents, that may be filed with the Securities and Exchange Commission relating to a proposal by the Investors to purchase Units from Provectus or the purchase of Units by the Investors, and all exhibits to Notifications and other documents filed with the Securities and Exchange Commission.

7.4 If the Investor Representative requests that the Investor provide to the Investor a separate document, or a signature page to a document being filed with the SEC, containing a power of attorney substantially similar to that contained in Section 7.3, the Investor will promptly execute and deliver to the Investor Representative the separate document or signature page requested by the Investor Representative.

7.5 Notwithstanding Sections 7.3 and 7.4, the Investor will, at the request of the Investor Representative, promptly execute and deliver to or as directed by the Investor Representative, any documents the Investor Representative reasonably requests for filing with the SEC, including, if the Investor Representative requests it, a Joint Filing Agreement relating to Notifications on Schedule 13D.

8.	Confidentiality.

8.1 The Investor is aware that information about the proposal to acquire Units may constitute material non-public information regarding Provectus and that the Investor Representative is the only person authorized by the Investors to make public statements about that proposal or any agreement with Provectus relating to the purchase of Units by the Investors. The Investor agrees not to disclose to anyone any information regarding the Investors’ proposal to acquire Units or any agreement with Provectus relating to the purchase of Units by the Investors, except to the extent that information has been disclosed in filings with the SEC or has otherwise been disclosed to the public, and except that nothing in this Section 8.1 will prevent any Investor from including all required information in all filings the Investor is required to make with the SEC or any other governmental agency. The Investor acknowledges that the Investor is aware that it may be unlawful for the Investor to purchase or sell securities of Provectus while in possession of information regarding the Investors’ proposal to acquire Units that could constitute material non-public information regarding Provectus.

9.	Miscellaneous.

9.1 The Investor is executing a Signature Page in reliance on the fulfillment by all Investors who execute Signature Pages of their obligations under this Amended Agreement, and the Investor is aware that each of the other Investors is going to rely on the fulfillment by the Investor of his or its obligations under this Amended Agreement. Therefore, this Investment Agreement is intended to constitute a binding agreement of the Investor and to be enforceable against the Investor by other Investors, acting separately or through the Investor Representative.

9.2 This Amended Agreement is solely for the benefit of the Investors, and is not intended to be enforceable by Provectus or any other person, except that persons who render services or incur expenses of the type described in Section 5.1 can enforce the obligations of the Investors to pay their pro-rata shares of fees and expenses as required by Section 5.1.

9.3 This Amended Agreement contains the entire agreement of the Investors regarding the purchase of Units from Provectus, and supersedes all prior agreements or understandings relating to the purchase by some or all of the Investors of securities of Provectus. No Investor has relied in deciding to agree to purchase Units on any representations and warranties by any other Investors or by any other persons other than the representations and warranties of the Investors contained in the Investment Agreements as to which they have executed Signature Pages.

9.4 This Amended Agreement may be amended by, but only by, a document executed by Majority Investors.

9.5 This Amended Agreement will be governed by, and construed under, the laws of the State of Delaware, without regard to any principles of conflicts of laws that would apply the laws of any other jurisdiction.

9.6 Any notice or other communication to the Investor under or relating to this Amended Agreement must be in writing and will be deemed given when it is delivered in person or sent by facsimile or electronic transmission, on the first business day after the day on which it is delivered to a nationally recognized overnight delivery service marked for next business day delivery, or on the third business day after the day when it is mailed from within the United States of America by first class mail, addressed to the address, facsimile number or email address set forth on the Signature Page executed by the Investor.

9.7 The amendments effected by this Amended Agreement will be effective and binding on the Investor when the Investor delivers to the Investor Representative an executed Signature Page.

9.8 This Amended Agreement will terminate, and neither the Investor nor any other Investors will have any obligations under this Amended Agreement, other than their obligations under Section 5.1, (a) at any time when the Investor Representative notifies the Investors that in his view Provectus will not agree to sell Units to the Investors on the terms described in this Amended Agreement or any other terms that the Investor Representative believes might be acceptable to the Investors, or (b) if the closing of the sale of Units to the Investors does not take place by May 31, 2017.

(Signatures on separate Signature Pages)

SIGNATURE PAGE TO

AMENDED INVESTMENT AGREEMENT

RELATING TO UNITS CONSISTING OF

PREFERRED STOCK AND COMMON STOCK OF

PROVECTUS BIOPHARMACEUTICALS, INC.

Name of Investor (please print clearly)

Number of Provectus Units to be purchased

Total purchase price ($100,000 per Unit) $

By executing this Signature Page, the Investor who executes it agrees to be legally bound by the Amended Investment Agreement to which it relates, including, but not limited to, (a) the agreement to pay the total purchase price of the Units shown above, (b) the agreement to pay a sum with regard to the expenses incurred in connection with the proposed purchase of Units by Investors, (c) the appointment of Courtland Miller as Investor Representative, and (d) the appointment of the Investor Representative as agent and attorney in fact for the Investor to take specified actions on behalf of the Investor. The Investor further confirms that all the representations and warranties in Section 4 of the Amended Investor Agreement are true and correct as to the Investor.

Date:

(Signature)

EXHIBIT A

Purchase Proposal Term Sheet

The following summary describes the principal terms of a proposed offer to Provectus Biopharmaceuticals, Inc. (the “Company”) by a group of investors to purchase the below described securities of the Company.

Securities to be purchased from the Company	A minimum of 60 and a maximum of 200 units (“Units”), each Unit consisting of one share of Revenue Sharing Series D Preferred Stock (the “Series D Stock”) and 1.1 million shares of common stock (the “Common Stock”).

Total Purchase Price	A minimum of $6 million and maximum of $20 million.

Purchase Price	$100,000 per Unit.

Series D Stock

Dividends. The holders of Series D Stock will be entitled to receive cumulative cash dividends, out of any funds legally available for the declaration of dividends, at the rate per share of seven and a half percent (7.5%) per annum of the Minimum Liquidation Preference. Quarterly dividends will be cumulative and will compounded quarterly. No holder of Common Stock or any other class or series of stock of the Company may receive any dividends or liquidation distributions until the holders of the Series D Stock receive the full dividends to which they are entitled. The Company may, at its option, pay any dividends that are required to be paid on or before March 31, 2019 with Common Stock, valued at its volume weighted average trading price during the ten trading days ending with the last trading day before the day on which the dividend is due to be paid (or if information about the volume weighted average trading price of the Common Stock is not available, valued at the average of high and low reported trading prices on each of those ten trading days).

Liquidation Preference. Each share of Series D Stock will entitle the holder to receive on liquidation of the Company the greater of (a) $100,000 (the “Minimum Liquidation Preference”), or (b) one tenth of one percent (0.1%) of the total sum distributed as liquidation distributions to all holders of all classes of stock of the Company. No holder of Common Stock or any other class or series of stock of the Company that is junior to the Series D Stock may receive any liquidation distributions until the holders of the Series D Stock receive the full liquidation distributions to which they are entitled.

Non-Conversion. The Series D Stock will not be convertible into shares of Common Stock.

Revenue Sharing Payments. On a semi-annual basis, each share of Series D Stock will be entitled to receive payments equal to one tenth of one percent (0.1%) of the following sums received by the Company:

(i)       Net Licensing Proceeds and Net Sales Proceeds;

(ii)      Proceeds (net of directly related professional, consulting, banking and other fees and expenses) received by the Company as a result of (x) a sale of all or substantially all of the Company’s assets or (y) any sale, lease, conveyance or other disposition, whether in a single transaction or a series of related transactions, of any intellectual property relating to PV-10 or PH-10;

(iii)     Proceeds received by the Company’s stockholders (including the holders of the Common Stock and the holders of the Series B Stock) as a result of a merger, consolidation or similar transaction, or as a result of a tender offer, exchange offer or other transaction as a result of which a person or group becomes the beneficial owner of more than 25% of the outstanding Common Stock; and

(iv)     Proceeds, net of selling costs, of sales by the Company or any subsidiary of any class or series of its stock.

“Net Licensing Proceeds” means all royalties, license fees and other payments received by the Company for the right to use Intellectual Property related to PV-10 or PH-10 or otherwise related to the sale or use of PV-10 or PH-10, net of any royalties, license fees and other payments required to be paid by the Company to any other person with regard to the transactions that resulted in the payments to the Company. “Net Sale Proceeds” means all sums received by the Company as a result of sales or other dispositions of PV-10 or PH-10, minus costs of goods sold, reasonable selling costs, and any sums withheld by purchasers to pay taxes or other charges related to the specific sales.

If the proceeds received by the Company or its stockholders in a transaction described in any of clause (i) through (iv) are cash or freely tradable securities for which there is a liquid trading market (“freely tradable liquid securities”), the Company will make the resulting Revenue Sharing Payments in cash or by distributing the applicable portion of the freely tradable liquid securities. If the proceeds received by the Company or its stockholders in a transaction described in any of clauses (i) through (iv) are assets other than cash or freely tradable liquid securities, the Company will make the resulting Revenue Sharing Payments in cash in an amount equal to the fair value of the assets received by the Company or its stockholders.

The Revenue Sharing Payments and liquidation distributions received by the holders of Series D Stock will not exceed $1,100,000 per share of Series D Stock. When a holder of a share of Series D Stock has received Revenue Sharing Payments and liquidation distributions totaling $1,100,000 with regard to that share, the Series D share will automatically be cancelled and the holder thereof will no longer be entitled to receive any Revenue Sharing Payments, liquidation distributions or dividends with regard to it.

Revenue Sharing calculations shall be made semi-annually for the periods of January 1 through June 30 and July 1 through December 31, with actual payments made on or before July 31 and January 31, respectively. The Company will not be required to make a full or partial Revenue Sharing Payment, if the effect of such payment will reduce cash on hand as at June 30 or December 31, respectively, below $2.5 million. In the event funds are not sufficient to pay the full amount or any portion of a Revenue Sharing Payment that may be due, the unpaid Revenue Sharing amount (the “Revenue Sharing Deficiency”) shall be recorded as a liability on the Company’s balance sheet and shall accrue interest at the rate of 7.5% compounded quarterly, until payment has been made. At such time as cash on hand is sufficient to pay all or a portion of the Revenue Sharing Deficiency without reducing cash on hand below $2.5 million, calculated at the end of the most recently ended quarter, the Company shall pay off all or the applicable portion of the Revenue Sharing Deficiency. Revenue Sharing Deficiency amounts shall take priority in payment over current Revenue Sharing Payments and current Revenue Sharing Payments that are not made because funds were applied to Revenue Sharing Deficiencies will themselves become Revenue Sharing Deficiencies. No dividends shall be paid, or liquidation distributions made, with regard to any class or series of stock of the Company as long as there is any Revenue Sharing Deficiency.

Voting Rights. The holders of the Series D Stock will have no voting rights, except (i) as required by law, (ii) the right to elect two Series D Directors as set forth below under “Board Composition and Meetings,” (iii) the right to elect a majority of the directors (including the Class D Directors) at any time when dividends for eight calendar quarters (whether or not consecutive) remain unpaid or there has been a Revenue Sharing Deficiency for eight consecutive calendar quarters, and (iv) the right to vote on any of the matters described under “Protective Provisions.”

Protective Provisions. In addition to any other vote or approval required under the Company’s Certificate of Incorporation or By-laws, the Company will not, without the affirmative vote of the holders of a majority of the outstanding Series D Stock, either directly or indirectly by agreement, merger, consolidation, or otherwise:

(i)       make an amendment to the Company’s certificate of incorporation, bylaws or Series D Stock Certificate of Designations that directly or indirectly affects the powers, preferences or rights of the Series D Stock

(ii)      liquidate, dissolve or wind-up the business and affairs of the Company, or adopt a plan or enter into an agreement to do any of the foregoing;

(iii)     create or authorize the creation of, or issue or obligate itself to issue, equity securities having rights, preferences or privileges senior to or on a parity with the Series D Stock, or securities that are convertible into or exercisable for any such equity securities, or increase the authorized number of shares of Series D Stock or of any other class or series of capital stock unless it ranks junior to the Series D Stock as to dividends and liquidation distributions;

(iv)     reclassify, alter or amend any existing security that is junior to or on parity with the Series D Stock, if such reclassification, alteration or amendment would render such other security on a parity with or senior to the Series D Stock;

(v)      purchase or redeem or pay any dividend on any capital stock, other than as approved by the Board, including the approval of both of the Series D Directors;

(vi)     dispose of, or create a lien on or other security interest in, any patents, patent applications or other intellectual property relating to, or expected to be used in the production of, PV-10 or PH-10 or any drug used in combination with PV-10 or PH-10; or

(vii)    increase or decrease the size of the Board of Directors, other than through Board action approved by both of the Series D Directors; or

(viii)  change the principal business of the Company, enter new lines of business, or exit the current line of business.

Board Composition and Meetings

The size of the Company’s Board of Directors shall be set at seven, of which (a) no fewer than five shall be independent directors as that term is defined in the rules of the New York Stock Exchange and (b) the holders of Series D Stock, voting as a separate class, shall be entitled to elect two members of the Company’s Board of Directors (the “Series D Directors”). The fact that a director is a Series D Director will not cause that director not to be an independent director.

Board of Directors meetings will be held at least on a quarterly basis.

Special Board Approval Items

So long as the holders of Series D Stock are entitled to elect Series D Directors, the Company will not, without Board approval, which approval must include the affirmative vote of at least one Series D Director:

(i)       make any loan or advance to, or own any stock or other securities of, any subsidiary or other corporation, partnership, or other entity unless it is wholly owned by the Company;

(ii)      make any loan or advance to any person, including, any employee or director, except advances and similar expenditures in the ordinary course of business or under the terms of an employee incentive plan which is approved by the Board of Directors with the approval of both of the Series D Directors;

(iii)     guarantee any indebtedness, except for trade accounts of the Company or any subsidiary arising in the ordinary course of business;

(iv)     make any investment inconsistent with an investment policy approved by the Board;

(v)      adopt an annual budget for the Company and its subsidiaries;

(vi)     incur indebtedness totaling in excess of $1,000,000 that is not already included in a Board-approved budget, other than trade credit incurred in the ordinary course of business;

(vii)    enter into or be a party to any transaction with any director, officer or employee of the Company or any “associate” (as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934) of any such person except transactions with a director, officer or employee or an associate of one of them resulting in payments to or by the Company in an amount less than $50,000 per year, or transactions made in the ordinary course of business on terms that have been approved by a majority of the members of the Board of Directors, including at least one Series D Director; or

(viii)  sell, assign, license, pledge or encumber material technology or intellectual property, owned by the Company or a subsidiary, other than licenses granted in the ordinary course of business.

Use of Proceeds	To be determined by new management.

Conditions to Closing

•    The Company’s Bylaws will have been amended effective at the time of the Closing, to increase the size of the Board of Directors to seven directors.

•    Designees of the purchasers of the Series D Stock will have been elected, effective as the time of the Closing, to serve as the directors of the Company until the next meeting of stockholders held for the purpose of electing directors.

•    All the current officers and directors of the Company will have resigned, effective at the time of the Closing.

•    Investors will purchase Units at the Closing for a minimum of $6 million and will pay for those Units at the Closing

•    The rights offering (the “Rights Offering”) currently being made by Provectus will have been terminated without any securities being issued or any obligation to issue securities in the future, and all sums paid in connection with the exercise of rights before the Rights Offering terminated will either have been returned to the persons from whom they were received or will be held in escrow and available for return to those persons.

•    The employment contracts of Timothy Scott and Eric Wachter will have been terminated, and they will have entered into short term consulting contacts with Provectus, each on terms approved by the Investors.

•    Eric Wachter will have agreed to exchange the entire principal amount of the Company’s indebtedness under a Convertible Promissory Note dated February 21, 2017, for Units at the rate of $100,000 principal amount per Unit.

•    The Company will have entered into an agreement to register resales of the Common Stock included in the Units under the Securities Act of 1933, as amended, to the extent necessary to enable them to be freely sold beginning a year after the closing of the sale of the Units.

EXHIBIT B

POST-CLOSING DIRECTORS

Peter Culpepper

Charles Littlejohn

Courtlandt G. Miller

Scott Palmer

Calvin A. Wallen III

EXHIBIT C

Compensation of Investor Representative

By signing the Signature Page of the Investment Agreement of which this Schedule is a part, the Investor agrees that in consideration for the services of the Investor Representative in the structuring, negotiation and implementation of the proposal for the Investor and other Investors to purchase Units, the Investor will do the following (all terms used in this Schedule C that are defined in the Investment Agreement have the same meanings in this Schedule C as they have in the Investment Agreement):

Common Stock:

When the Units are issued, the Investor will transfer to the Investor Representative 100,000 shares of Common Stock with regard to each Unit that the Investor Purchases. At the closing of the purchase of the Units, the Investor will instruct the Company to issue 1,000,000 shares of Common Stock included in each Unit to the Investor and 100,000 shares of Common Stock included in each Unit to, or as instructed by, the Investor Representative.

Series D Stock – Revenue Sharing Payments:

At the Closing of the purchase of Units, each Investor will assign to the Investor Representative or his assigns the right to receive 10% of all Revenue Sharing Payments in excess of $200,000 made with regard to each share of Series D Stock acquired by the Investor as part of the Units (“Revenue Sharing Participation”).

By way of example, in the event that the Company makes Revenue Sharing Payments of $200,000 on each share of Series D Stock, then no Revenue Sharing Participation payments shall be required. In the event that the Company makes Revenue Sharing Payments of $1,100,000 on each share of Series D Stock, then the Investor Representative shall be entitled to Revenue Sharing Participation payments of $90,000 with regard to each share of Series D Stock ($1,100,000 minus $200,000 = $900,000; 10% x $900,000 = $90,000).

The right of the Investor Representative or his assigns to receive Revenue Sharing Participation payments will continue regardless of whether the Investor continues to own Series D Stock. If the Investor or any subsequent holder of Series D Stock transfers any Series D Stock, the Investor or subsequent holder will inform the transferee of the right of the Investor Representative or his assigns to receive Revenue Sharing Participation payments, and that right will be noted on the certificates representing Series D Stock.

All Revenue Sharing Participation payments will be paid directly by the Company to the Investor Representative or his assigns. Sums paid by the Company to the Investor Representative will be credited against the Revenue Sharing Payments required by the Certificate of Designations relating to the Series D Stock to be made by the Company to the holders of the Series D Stock.